September 8, 2006

BY EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W., Mail Stop 0309
Washington, D.C. 20549

Attn:	Amy Bruckner, Staff Accountant

	Re:	Charles River Laboratories International, Inc.
Form 10 -K for the Fiscal Year Ended December 31, 2005
Form 10 -Q for the Fiscal Quarter Ended April 1, 2006
File No. 001-15943

Dear Ms. Bruckner:

      This letter is submitted on behalf of Charles River Laboratories International, Inc. (the “Company”), 251 Ballardvale Street, Wilmington, MA 01887, in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (the “Form 10-K”), and with respect to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 1, 2006 (the “Form 10-Q”), as set forth in a letter dated June 16, 2006 to Thomas F. Ackerman (the “Comment Letter”).

      The Company originally responded to the Comment Letter in a response letter dated June 30, 2006 (the “Response Letter”). As we discussed by telephone on August 31, 2006, we have agreed to provide to the Staff on a supplemental basis additional information pertaining to original Comment No. 2(a) to the Comment Letter, with respect to our calculation of Days Sales Outstanding (DSO).

     For reference purposes, the text of Comment No. 2(a) of the Comment Letter has been reproduced herein with the full response below. For your convenience, we have italicized the reproduced Staff comment from the Comment Letter and we have bolded the changes from our response letter dated June 30, 2006.

Comment No. 2

Liquidity and Capital Resources, page 39

(a) Please provide to us, in disclosure-type format, your calculation of days sales in accounts receivable for the years ended December 31, 2005 and December 25, 2004, as we are unable to

251 Ballardvale Street, Wilmington, MA 01887 • 978.658.6000 • FAX: 978.658.7132 • www.criver.com reconcile to the disclosed figures of 33 and 32 days based on the information in your accompanying financial statements.

Response to Comment No. 2(a)

In response to the Staff’s comments, the Company notes that the calculation of days sales in accounts receivable for the years ended December 31, 2005 and December 25, 2004 were 33 and 32 days, respectively. This calculation is derived from the quotient of (1) the Company’s determination of “Adjusted Accounts Receivable” divided by (2) the sales for the month of December and multiplied by (3) the number of days in the month of December. (i.e., Days Sales Outstanding = (Adjusted Accounts Receivable/Month of December Sales) * (# Days in the Month of December)).

The Company defines “Adjusted Accounts Receivable” as the sum of (1) trade accounts receivable and (2) unbilled accounts receivable less (3) deferred revenue. The number of days for the month ended December 31, 2005 and December 25, 2004 are 42 and 35, respectively, as the Company’s year-end is based on a five-week final month ending on the last Saturday of the calendar year; however, once every seven years there is a six-week final month, which occurred in fiscal 2005. Accordingly, the calculations for Days Sales Outstanding (DSO) were determined as follows:

($ in thousands)	2005	2004

Trade Receivables	149,225	155,549

Unbilled Receivables	56,566	50,082

Deferred Revenue	(116,302)	(117,490)

Adjusted Accounts
Receivable	89,489	88,141

Sales for the Month of
December	112,214	95,206

# Days in the Month of
December	42	35

Days Sales Outstanding	33	32

The Company’s calculation of DSO measures our ability to receive timely payments from our customers for our services. Deferred Revenue on the balance sheet represents payments by customers in advance of work performed, which is impacted by our ability to negotiate up front payments from our customers, which we believe to be a standard industry practice. By including the deferred revenue adjustment, we measure our ability to collect from our customers during the entire revenue process, including advance billings in addition to collections for services for which no upfront payments were received. The Company has validated this treatment as customary industry practice (i.e., applying a deferred revenue adjustment in the DSO calculation) principally through a review of the calculation of DSO by two other industry

251 Ballardvale Street, Wilmington, MA 01887 • 978.658.6000 • FAX: 978.658.7132 • www.criver.com participants prior to our acquisition of them – Primedica Corporation in 2001 and Inveresk Research Group Inc. in 2004. Furthermore, in an examination of the earnings press release for the second quarter of 2006 of one of our main competitors in the pre-clinical segment, Covance Inc., it appears to us that they also adjust their DSO calculation for deferred revenue.
Accordingly, the Company believes the inclusion of deferred revenue, which represents billings in advance of work being performed, is an appropriate adjustment to our DSO calculation.

In response to the Staff’s comments, the Company has prepared the following proposed alternative language regarding its days sales outstanding to be reflected in our future Liquidity and Capital Resources disclosure. The Company believes that the additional disclosure, marked in the paragraph against the text included in the Form 10-K, is responsive to the Staff’s request:

Net cash provided by operating activities in 2005 and 2004 was $237.4 million and $184.8 million, respectively. The increase in cash provided by operations was primarily due to the acquisition of Inveresk as well as improvements in other businesses which increased net income. Our days sales outstanding increased to 33 days as of December 31, 2005, from 32 days as of December 25, 2004. Our days sales outstanding includes deferred revenue as an offset to accounts receivable in the calculation. During 2005, our pension was a $9.4 million use of funds due to increased funding.

      Furthermore, in connection with our response, as requested in the Comment Letter, we hereby acknowledge as follows:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      If you should have any questions about this letter, please call the undersigned at (978) 658-6000, extension 1225.

Very truly yours,

/s/ Thomas F. Ackerman

Thomas F. Ackerman
Corporate Executive Vice President and
Chief Financial Officer

251 Ballardvale Street, Wilmington, MA 01887 • 978.658.6000 • FAX: 978.658.7132 • www.criver.com